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                              January 26, 2023

       Andrew Gordon
       Chief Executive Officer
       Coffee Holding Co., Inc.
       3475 Victory Boulevard
       Staten Island, New York 10314

                                                        Re: Coffee Holding Co.,
Inc.
                                                            Form 8-K Furnished
on January 25, 2023
                                                            File No. 001-32491

       Dear Andrew Gordon:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Furnished on January 25, 2023

       Item 4.02

   1. Your disclosure appears to indicate that the errors in the consolidated statement of operations for the
fiscal year ended October 31, 2020 is only included in your Form 10-K for the fiscal year
ended October 31, 2021. If this error is included in your other filings, please revise to
disclose as such in your Form 8-K. Also amend your Form 10-K for the fiscal year ended
October 31, 2020, if applicable, and amend your Form 10-Q to the extent the errors have
any effect on your fiscal 2022 Form 10-Qs.
 Andrew Gordon
FirstName  LastNameAndrew   Gordon
Coffee Holding Co., Inc.
Comapany
January 26,NameCoffee
            2023        Holding Co., Inc.
January
Page 2 26, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing